                                                Filed pursuant to rule 424(b)(1)
                                                Registration No. 333-76501

P R O S P E C T U S

                                                               [McLEODUSA LOGO]

                               9,000,000 Shares

                            McLeodUSA Incorporated

                             Class A Common Stock

                                 ------------

  Stockholders of McLeodUSA named in this prospectus are selling 9,000,000 shares of McLeodUSA Class A common stock. McLeodUSA will not receive any proceeds from the sale of the shares by the selling stockholders. The underwriters named in this prospectus may purchase up to 1,350,000 additional shares of our Class A common stock from the selling stockholders under circumstances described in this prospectus.

  Our Class A common stock is quoted on The Nasdaq Stock Market under the symbol "MCLD." The last reported sale price of our Class A common stock on The Nasdaq Stock Market on May 12, 1999, was $55.75 per share.

                                 ------------

  Investing in our Class A common stock involves various risks. See "Risk Factors" beginning on page 7.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 ------------

                                                         Per Share    Total
                                                         --------- ------------
Public Offering Price...................................  $55.625  $500,625,000
Underwriting Discount...................................  $ 1.947  $ 17,523,000
Proceeds to Selling Stockholders (before expenses)......  $53.678  $483,102,000

  The underwriters are offering the shares subject to various conditions. The underwriters expect to deliver the shares to purchasers on or about May 18, 1999.

                                 ------------

Salomon Smith Barney

                          Credit Suisse First Boston

                                                            Merrill Lynch & Co.

May 12, 1999

  You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                               ----------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Summary....................................................................   1
Risk Factors...............................................................   7
Cautionary Note Regarding Forward-Looking Statements.......................  14
Use of Proceeds............................................................  15
Dividend Policy............................................................  15
Market Price of Class A Common Stock ......................................  15
Capitalization.............................................................  16
Pro Forma Financial Data...................................................  17
Principal and Selling Stockholders.........................................  20
Description of Capital Stock...............................................  24
Underwriting...............................................................  29
Legal Matters..............................................................  31
Experts....................................................................  31
Where You Can Find More Information........................................  31

                                    SUMMARY

  The following summary highlights selected information from this prospectus. It does not contain all of the information that is important to you. You should carefully read this entire prospectus and the other documents to which this prospectus refers you. In addition, you should carefully consider the factors set forth under the caption "Risk Factors." Unless otherwise indicated, dollar amounts over $1 million have been rounded to one decimal place and dollar amounts less than $1 million have been rounded to the nearest thousand.

                                  Our Company

We provide communications services to business and residential customers in the Midwestern and Rocky Mountain regions of the United States. We offer local, long distance, Internet access, data, voice mail and paging services, from a single company on a single bill. We believe we are the first company in most of our markets to offer one-stop shopping for communications services tailored to customers' specific needs.

Our approach makes it easier for both our business and our residential customers to satisfy their communications needs. It also allows businesses to receive customized services, such as competitive long distance pricing and enhanced calling features, that might not otherwise be directly available on a cost-effective basis. As of December 31, 1998, we served over 397,600 local lines in 269 cities and towns.

In addition to our core business of providing competitive local, long distance and related communications services, we also derive revenue from:

 .  sale of advertising space in telephone directories

 . traditional local telephone company services in east central Illinois and southeast South Dakota

 .  special access, private line and data services

 .  communications network maintenance services

 .  telephone equipment sales, leasing, service and installation

 .  video services

 .  telemarketing services

 .  computer networking services

 . other communications services, including cellular, operator, payphone, mobile radio, paging services and Web site development and hosting

In most of our markets, we compete with the existing local phone company by leasing its lines and switches. In other markets, primarily in east central Illinois and southeast South Dakota, we operate our own lines and switches. We provide long distance services by using our own communications network facilities and leasing capacity from long distance and local communications providers. We are constructing fiber optic communications networks in Iowa, Illinois, Wisconsin, Indiana, Missouri, Minnesota, South Dakota, North Dakota, Colorado and Wyoming to carry additional communications traffic on our own network.

                                  Our Strategy

We want to be the leading and most admired provider of communications services in our markets. To achieve this goal, we are:

 . aggressively capturing customer share and generating revenue using leased communications network capacity

 .  concurrently building our own communications network

 . migrating customers to our communications network to provide enhanced services and to reduce our operating costs

The principal elements of our business strategy are to:

Provide integrated communications services. We believe we can rapidly penetrate our target markets and build customer loyalty by providing an integrated product offering to business and residential customers.

Build customer share through branding. We believe we will create and strengthen brand awareness in our target markets by branding our communications services with the trade name McLeodUSA in combination with the distinctive black-and-yellow motif of our telephone directories.

Provide outstanding customer service. Our customer service representatives are available 24 hours a day, seven days a week, to answer customer calls. Our customer-focused software and systems allow our representatives immediate access to our customer and network data, enabling a rapid and effective response to customer requests.

Emphasize small and medium sized businesses. We primarily target small and medium sized businesses because we believe we can rapidly capture customer share by providing face-to-face business sales and strong service support to these customers.

Expand our fiber optic communications network. We are building a state-of-the-art fiber optic communications network to deliver multiple services and reduce operating costs.

Expand our intra-city fiber optic communications network. Within selected cities, we plan to extend our network directly to our customers' locations. This will allow us to provide expanded services and reduce the expense of leasing communications facilities from the existing local telephone company.

Explore acquisitions and strategic alliances. We plan to pursue acquisitions, joint ventures and strategic alliances that expand or complement our business.

Leverage proven management team. Our executive management team consists of veteran telecommunications managers who successfully implemented similar customer-focused telecommunications strategies in the past.

                                ----------------
As of December 31, 1998, based on our business plan, capital requirements and growth projections as of that date, we estimated that we would require approximately $1.4 billion through 2001 to fund our planned capital expenditures and operating expenses. Our estimated aggregate capital requirements include the projected cost of:

 .  building our fiber optic communications network, including intra-city fiber optic networks
 .  expanding operations in existing and new markets
 .  developing wireless services
 .  funding general corporate expenses
 .  integrating recent acquisitions
 .  constructing, acquiring, developing or improving telecommunication assets

We expect to use the following to address our capital needs:

 .  approximately $487.8 million in net proceeds from the sale of $500 million of senior notes on February 22, 1999
 .  approximately $591.7 million of cash and investments on hand at December 31,
   1998
 .  projected operating cash flow
 .  additional issuances of debt or equity securities

Our estimate of future capital requirements is a forward-looking statement within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The actual amount and timing of our future capital requirements is subject to risks and uncertainties and may differ materially from our estimates. Accordingly, we may need additional capital to continue to expand our markets, operations, facilities, network and services. See "Risk Factors--Failure to Raise Necessary Capital Could Restrict Our Ability to Develop Our Network and Services and Engage in Strategic Acquisitions."

                                ----------------
Our principal executive offices are located at McLeodUSA Technology Park, 6400 C Street SW, P.O. Box 3177, Cedar Rapids, Iowa 52406-3177, and our phone number is (319) 364-0000.

                                  The Offering

 Class A common stock offered by the selling
  stockholders............................................  9,000,000 shares

 Class A common stock outstanding before and after the
  offering................................................  74,440,894 shares

 Use of proceeds..........................................  McLeodUSA will not receive any proceeds
                                                            from the sale of shares
                                                            of Class A common stock
                                                            by the selling
                                                            stockholders.

 The Nasdaq Stock Market symbol...........................  "MCLD"

  The number of shares of Class A common stock outstanding does not take into account 15,812,328 shares of Class A common stock subject to outstanding options and 1,300,688 shares of Class B common stock subject to outstanding options, both as of March 31, 1999.

                                  Risk Factors

  You should consider carefully all of the information contained and incorporated by reference in this prospectus, including the information set forth under the caption "Risk Factors," before making an investment in the shares.

                              Recent Developments

                            February 1999 Financing

  On February 22, 1999, we completed a private offering of $500 million aggregate principal amount of our 8 1/8% senior notes in which we received net proceeds of approximately $487.8 million. Interest on the 8 1/8% senior notes accrues at the rate of 8 1/8% per annum and is payable in cash semi-annually in arrears on February 15 and August 15, starting August 15, 1999. The 8 1/8% senior notes will mature on February 15, 2009.

                  Acquisition of Ovation Communications, Inc.

  On March 31, 1999, we acquired Ovation Communications, Inc. for an aggregate of 5,596,617 shares of our Class A common stock and $121.3 million in cash. We paid approximately $105.6 million of the outstanding debt of Ovation at the time of the transaction.

  Ovation is a diversified communications services company serving business customers primarily in larger metropolitan areas in Minnesota, Illinois and Wisconsin (such as Minneapolis/St. Paul, Chicago and Milwaukee) and in small to mid-sized cities in Michigan. Ovation provides the following services:

  . local and network access

  . local and long distance telephone

  . voice mail, teleconferencing and calling card

  . Internet access

  As of December 31, 1998, Ovation served approximately 32,650 business local lines and 12,900 residential local lines to approximately 2,900 business customers and 11,750 residential customers in 135 cities and towns. Ovation had 1998 revenues of $21.5 million, including revenues received between October 1, 1998 and December 31, 1998 as a result of Ovation's acquisition of BRE Communications, L.L.C. d/b/a Phone Michigan on October 1, 1998. As of December 31, 1998, Ovation had four switches, approximately 564 route miles of fiber optic communications network and 384 employees.

                         Announcement of Data Strategy

  On April 14, 1999, we announced plans to offer high-speed digital access and data services as part of our integrated communications product package using DSL (Digital Subscriber Line) and other technologies. These services are expected to include:

  . basic dial tone transmitted digitally

  . high-speed data communications for Internet and intranet applications

  . commercial network connections for local area, metropolitan area and wide area networks

               Summary Consolidated Financial and Operating Data

  The information in the following table is based on historical financial information included in our prior SEC filings, including our annual report on Form 10-K for the fiscal year ended December 31, 1998. The following summary financial information should be read in connection with this historical financial information, including the notes which accompany such financial information. This historical financial information is considered a part of this document. See "Where You Can Find More Information." Our audited historical financial statements as of December 31, 1998 and 1997, and for each of the three years ended December 31, 1998 were audited by Arthur Andersen LLP, independent public accountants.

  The information in the table on the following page reflects consolidated financial information for the following companies we have acquired:

      Acquired Company                     Date Acquired
      ----------------                     -------------
      MWR Telecom, Inc.                    April 28, 1995
      Ruffalo, Cody & Associates, Inc.     July 15, 1996
      Telecom*USA Publishing Group Inc.  September 20, 1996
      Consolidated Communications, Inc.  September 24, 1997
      Ovation Communications, Inc.         March 31, 1999

  The operations statement data and other financial data in the table include the operations of these companies beginning on the dates they were acquired. The balance sheet data in the table include the financial position of these companies at the end of the periods presented, beginning with the period in which they were acquired. These acquisitions affect the comparability of the financial data for the periods presented.

  The pro forma information presented in the operations statement data and other financial data in the table reflects the operations of Ovation as if the Ovation acquisition had occurred on January 1, 1998 and the pro forma information in the balance sheet data in the table includes Ovation's financial position as of December 31, 1998.

  The pro forma information presented in the operations statement data and other financial data in the table includes the effects of the issuance of $300 million principal amount of our 8 3/8% senior notes in March 1998, $300 million principal amount of our 9 1/2% senior notes in October 1998 and $500 million principal amount of our 8 1/8% senior notes in February 1999 as if they had occurred at the beginning of 1998 and the pro forma information presented in the balance sheet data in the table includes the effects of the issuance of the 8 1/8% senior notes as if it had occurred at the end of 1998.

                                                 (table begins on the next page)

               Summary Consolidated Financial and Operating Data
              (In thousands, except per share and operating data)

                                           Year Ended December 31,
                         -----------------------------------------------------------------
                                                                                Pro Forma
                           1994      1995      1996       1997        1998        1998
                         --------  --------  --------  ----------  ----------  -----------
                                                                               (unaudited)
Operations Statement
 Data:
 Revenue................ $  8,014  $ 28,998  $ 81,323  $  267,886  $  604,146  $   625,181
                         --------  --------  --------  ----------  ----------  -----------
 Operating expenses:
  Cost of service.......    6,212    19,667    52,624     151,190     323,208      329,527
  Selling, general and
   administrative.......   12,373    18,054    46,044     148,158     260,931      274,420
  Depreciation and
   amortization.........      772     1,835     8,485      33,275      89,107      109,720
  Other.................      --        --      2,380       4,632       5,575        5,575
                         --------  --------  --------  ----------  ----------  -----------
  Total operating
   expenses.............   19,357    39,556   109,533     337,255     678,821      719,242
                         --------  --------  --------  ----------  ----------  -----------
 Operating loss.........  (11,343)  (10,558)  (28,210)    (69,369)    (74,675)     (94,061)
 Interest income
  (expense), net........      (73)     (771)    5,369     (11,967)    (52,234)     (85,898)
 Other non-operating
  income................      --        --        495       1,426       1,997        1,997
 Income taxes...........      --        --        --          --          --           --
                         --------  --------  --------  ----------  ----------  -----------
 Net loss............... $(11,416) $(11,329) $(22,346) $  (79,910) $ (124,912) $  (177,962)
                         ========  ========  ========  ==========  ==========  ===========
 Loss per common share.. $   (.53) $   (.40) $   (.55) $    (1.45) $    (1.99) $     (2.60)
                         ========  ========  ========  ==========  ==========  ===========
 Weighted average common
  shares outstanding....   21,464    28,004    40,506      54,974      62,807       68,404
                         ========  ========  ========  ==========  ==========  ===========
                                                 December 31,
                         -----------------------------------------------------------------
                                                                                Pro Forma
                           1994      1995      1996       1997        1998        1998
                         --------  --------  --------  ----------  ----------  -----------
                                                                               (unaudited)
Balance Sheet Data:
 Current assets......... $  4,862  $  8,507  $224,401  $  517,869  $  793,192  $ 1,179,442
 Working capital
  (deficit)............. $  1,659  $ (1,208) $185,968  $  378,617  $  613,236  $   967,276
 Property and equipment,
  net................... $  4,716  $ 16,119  $ 92,123  $  373,804  $  629,746  $   706,406
 Total assets........... $ 10,687  $ 28,986  $452,994  $1,345,652  $1,925,197  $ 2,738,031
 Long-term debt less
  current maturities.... $  3,500  $  3,600  $  2,573  $  613,384  $1,245,170  $ 1,836,876
 Stockholders' equity... $  3,291  $ 14,958  $403,429  $  559,379  $  462,806  $   651,724
                                           Year Ended December 31,
                         -----------------------------------------------------------------
                                                                                Pro Forma
                           1994      1995      1996       1997        1998        1998
                         --------  --------  --------  ----------  ----------  -----------
                                                                               (unaudited)
Other Financial Data:
 Capital expenditures,
  including business
  acquisitions.......... $  3,393  $ 14,697  $173,782  $  601,137  $  339,660  $   739,497
 EBITDA(1).............. $(10,571) $ (8,723) $(17,345) $  (31,462) $   20,007  $    21,234

                                                           December 31,
                                                   -----------------------------
                                                    1995   1996   1997    1998
                                                   ------ ------ ------- -------
Operating Data:                                            (unaudited)
Local lines....................................... 35,800 65,400 282,600 397,600
Cities and towns served...........................     77    120     227     269
Route miles.......................................    218  2,352   4,908   7,120
Employees.........................................    419  2,077   4,941   5,300

--------
(1) EBITDA consists of operating loss before depreciation, amortization and other nonrecurring operating expenses. We have included EBITDA data because it is a measure commonly used in the industry. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered an alternative to net income as a measure of performance or to cash flows as a measure of liquidity.

                                  RISK FACTORS

  You should carefully consider the following risk factors and the other information in this prospectus before investing in our Class A common stock. You should also consider the additional information set forth in our SEC reports on Forms 10-K, 10-Q and 8-K and in the other documents considered a part of this prospectus. See "Where You Can Find More Information."

Fluctuations in the Market Price of Our Class A Common Stock May Make it More Difficult for Us to Raise Capital.

  The market price of our Class A common stock is extremely volatile and has fluctuated over a wide range. These fluctuations may impair our ability to raise capital by offering equity securities. The market price may continue to fluctuate significantly in response to various factors, including:

  . market conditions in the industry

  . announcements or actions by competitors

  . low trading volume

  . sales of large amounts of our Class A common stock in the public market or the perception that such sales could occur

  . quarterly variations in operating results or growth rates

  . changes in estimates by securities analysts

  . regulatory and judicial actions

  . general economic conditions

  See "Market Price of Class A Common Stock."

We May Not Be Able to Successfully Integrate Acquired Companies into Our Operations, Which Could Slow Our Growth.

  The integration of acquired companies into our operations involves a number of risks, including:

  . difficulty integrating new operations and personnel

  . diversion of management attention

  . potential disruption of ongoing business

  . inability to retain key personnel or customers

  . inability to successfully incorporate new assets and rights into our service offerings

  . inability to maintain uniform standards, controls, procedures and policies

  . impairment of relationships with employees, customers or vendors

  Failure to overcome these risks or any other problems encountered in connection with acquisition transactions could slow our growth or lower the quality of our services, which could reduce customer demand.

Continued Rapid Growth of Our Network, Services and Subscribers Could Be Slowed if We Cannot Manage this Growth.

  We have rapidly expanded and developed our network, services and subscriber base. For example, we recently announced plans to offer high-speed digital access and data services. Our expansion and development have placed and will continue to place significant demands on our management, operational and financial systems and procedures and controls. We may not be able to manage our anticipated growth effectively, which would harm our business, results of operations and financial condition.

Further expansion and development will depend on a number of factors, including:

  . cooperation of the existing local telephone companies

  . regulatory, judicial and governmental developments

  . changes in the competitive climate in which we operate

  . development of customer billing, order processing and network management systems

  . availability of financing

  . technological developments

  . availability of rights-of-way, building access and antenna sites

  . existence of strategic alliances or relationships

  . emergence of future opportunities

  We will need to continue to improve our operational and financial systems and our procedures and controls as we grow. We must also develop, train and manage our employees.

We Expect to Incur Significant Losses Over the Next Several Years.

  If we do not become profitable in the future, the value of our Class A common stock may fall and we could have difficulty obtaining funds to continue our operations. We have incurred net losses every year since we began operations. Since January 1, 1994, our net losses have been as follows:

                                   Net Losses

Period                                                                Amount
------                                                            --------------
1994............................................................. $ 11.4 million
1995............................................................. $ 11.3 million
1996............................................................. $ 22.3 million
1997............................................................. $ 79.9 million
1998............................................................. $124.9 million

We expect to incur net losses during the next several years while we develop our businesses, expand our fiber optic communications network and develop wireless services.

Failure to Raise Necessary Capital Could Restrict Our Ability to Develop Our Network and Services and Engage in Strategic Acquisitions.

  We need significant capital to continue to expand our operations, facilities, network and services. We cannot assure you that our capital resources will permit us to fund our planned network deployment and operations or achieve operating profitability. Our failure to generate or raise sufficient funds may require us to delay or abandon some of our expansion plans or expenditures, which could harm our business and competitive position.

  As of December 31, 1998, based on our business plan, capital requirements and growth projections as of that date, we estimated that we would require approximately $1.4 billion through 2001 to fund our capital expenditures and operating expenses. Our estimated aggregate capital requirements include the projected costs of:

  . building our fiber optic communications network, including intra-city fiber optic networks

  . expanding operations in existing and new markets

  . developing wireless services

  . funding general corporate expenses

  . integrating recent acquisitions

  . constructing, acquiring, developing or improving telecommunications assets

  Our estimate of future capital requirements is a forward-looking statement within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The actual amount and timing of our future capital requirements may differ substantially from our estimate due to factors such as:

  . strategic acquisition costs and effects of acquisitions on our business plan, capital requirements and growth projections

  . unforeseen delays

  . cost overruns

  . engineering design changes

  . changes in demand for our services

  . regulatory, technological or competitive developments

  . new opportunities

  We also expect to evaluate potential acquisitions, joint ventures and strategic alliances on an ongoing basis. We may require additional financing if we pursue any of these opportunities.

  We may meet any additional capital needs by issuing additional debt or equity securities or borrowing funds from one or more lenders. We cannot assure you that we will have timely access to additional financing sources on acceptable terms. If we do not have such access, we may not be able to expand our markets, operations, facilities, network and services through acquisitions as we intend.

Our High Level of Debt Could Limit Our Flexibility in Responding to Business Developments and Put Us at a Competitive Disadvantage.

  We have substantial debt, which could adversely affect us in a number of ways, including:

  . limiting our ability to obtain necessary financing in the future

  . limiting our flexibility to plan for, or react to, changes in our business

  . requiring us to use a substantial portion of our cash flow from operations to pay our debt obligations rather than for other purposes, such as working capital or capital expenditures

  . making us more highly leveraged than some of our competitors, which may place us at a competitive disadvantage

  . making us more vulnerable to a downturn in our business

  As of December 31, 1998, we had $1.2 billion of long-term debt and $462.8 million of stockholders' equity. We incurred an additional $500 million of long-term debt on February 22, 1999. As a result, we expect our fixed charges to exceed our earnings for the foreseeable future.

Covenants in Debt Instruments Restrict Our Capacity to Borrow and Invest, Which Could Impair Our Ability to Expand or Finance Our Operations.

  The indentures governing the terms of our long-term debt impose operating and financial restrictions that limit our discretion on some business matters, which could make it more difficult for us to expand, finance our operations or engage in other business activities that may be in our interest. These restrictions limit or prohibit our ability to:

  . incur additional debt

  . pay dividends or make other distributions

  . make investments or other restricted payments

  . enter into sale and leaseback transactions

  . pledge or mortgage assets

  . enter into transactions with related persons

  . sell assets

  . consolidate, merge or sell all or substantially all of our assets

If we fail to comply with these restrictions, all of our long-term debt could become immediately due and payable.

We Are Prohibited from Paying Dividends.

  We have never paid any cash dividends. We do not anticipate paying any cash dividends for the foreseeable future. The indentures governing our debt prohibit us from paying cash dividends. You should therefore not expect to receive cash dividends on shares of our Class A common stock you purchase in this offering.

Our Dependence on Regional Bell Operating Companies to Provide Most of Our Communications Services Could Make it Harder for Us to Offer Our Services at a Profit.

  We depend on the regional Bell operating companies to provide most of our core local and some of our long distance services. Today, without using the communications facilities of these companies, we could not provide bundled local and long distance services to most of our customers. Because of this dependence, our communications services are highly susceptible to changes in the conditions for access to these facilities and we may therefore have difficulty offering our services at profitable and competitive rates.

  U S WEST Communications, Inc., Ameritech Corporation and Southwestern Bell Telephone Company are our primary suppliers of local lines to our customers and communications services that allow us to transfer and connect calls. Their communications facilities allow us to provide (1) local service, (2) long distance service and (3) private lines dedicated to our customers' use. If these or other companies deny or limit our access to their communications network elements or wholesale services, we may not be able to offer profitable communications services.

  Our plans to provide local service using our own communications network equipment also depend on the regional Bell operating companies. In order to interconnect our network equipment and other communications facilities to network elements controlled by the regional Bell operating companies, we must first negotiate and enter into interconnection agreements with them. Interconnection obligations imposed on the regional Bell operating companies by the Telecommunications Act of 1996 have been and continue to be subject to a variety of legal proceedings, which could affect our ability to obtain interconnection agreements on acceptable terms. We cannot assure you that we will succeed in obtaining interconnection agreements on terms that would permit us to offer local services using our own communications network facilities at profitable and competitive rates.

Actions by U S WEST May Make it More Difficult for Us to Offer Our Communications Services.

  U S WEST has introduced several measures that may make it more difficult for us to offer our communications services. For example, in February 1996, U S WEST filed tariffs and other notices with the public utility commissions in its fourteen-state service region to limit future Centrex access to its switches. Centrex access allows us to aggregate lines, have control over several characteristics of those lines and provide a set of standard features on those lines. We use U S WEST's Centrex services to provide most of our local communications services in U S WEST's service territories.

  In January 1997, U S WEST also proposed interconnection surcharges in several of the states in its service region, which would increase our costs of providing communications services in those states.

  We have challenged or are challenging these actions by U S WEST before the FCC or applicable state public utility commissions. We cannot assure you we will succeed in our challenges to these or other actions by U S WEST that would prevent or deter us from using U S WEST's Centrex service or communications network elements. If U S WEST successfully withdraws or limits our access to Centrex services in any jurisdiction, we may not be able to offer communications services in that jurisdiction, which could harm our business.

  We anticipate that U S WEST will also pursue legislation in states within our target market area to reduce state regulatory oversight over its rates and operations. If adopted, these initiatives could make it more difficult for us to challenge U S WEST's actions in the future.

Competition in the Communications Services Industry Could Cause Us to Lose Customers and Revenue and Could Make it More Difficult for Us to Enter New Markets.

  We face intense competition in all of our markets. This competition could result in loss of customers and lower revenue for us. It could also make it more difficult for us to enter new markets. Existing local telephone companies, including U S WEST, Ameritech, Southwestern Bell and GTE, currently dominate their local telecommunications markets. Three major competitors, AT&T, MCI WorldCom and Sprint, dominate the long distance market. Hundreds of other companies also compete in the long distance marketplace. AT&T, MCI WorldCom and Sprint also offer local telecommunications services in many locations.

  Our local and long distance services also compete with the services of other communications services companies competing with the existing local telephone companies in some markets.

  Other competitors may include cable television companies, providers of communications network facilities dedicated to particular customers, providers of digital access and data services, microwave and satellite carriers, wireless telecommunications providers, private networks owned by large end-users, and telecommunications management companies.

  These and other firms may enter the markets where we focus our sales efforts. Many of our existing and potential competitors have financial and other resources far greater than our own. In addition, the trend toward mergers and strategic alliances in the communications industry may strengthen some of our competitors and could put us at a significant competitive disadvantage.

We May Not Succeed in Developing or Making a Profit from Wireless Services.

  Our proposal to offer wireless services involves a high degree of risk and will impose significant demands on our management and financial resources. Developing wireless services may require us to, among other things, spend substantial time and money to acquire, build and test a wireless infrastructure and enter into roaming arrangements with wireless operators in other markets. We may not succeed in developing wireless services. Even if we spend substantial amounts to develop wireless services, we may not make a profit from wireless operations.

  Our ability to successfully offer wireless services will also depend on a number of factors beyond our control, including:

  . changes in communications service rates charged by other companies

  . changes in the supply and demand for wireless services due to competition with other wireline and wireless operators in the same geographic area

  . changes in the federal, state or local regulatory requirements affecting the operation of wireless systems

  . changes in wireless technologies that could render obsolete the technology and equipment we choose for our wireless services

Competition in the Wireless Telecommunications Industry Could Make it Harder for Us to Successfully Offer Wireless Services.

  The wireless telecommunications industry is experiencing increasing competition and significant technological change. This will make it harder for us to gain a share of the wireless communications market. We expect up to eight wireless competitors in each of our target wireless markets. We could face additional competition from mobile satellite services.

  Many of our potential wireless competitors have financial and other resources far greater than our own and have more experience testing new or improved products and services. In addition, several wireless competitors operate or plan to operate, wireless telecommunications systems that encompass most of the United States, which could give them a significant competitive advantage, particularly if we only offer regional wireless services.

The Success of Our Communications Services Will Depend on Our Ability to Keep Pace with Rapid Technological Changes in Our Industry.

  Communications technology is changing rapidly. These changes influence the demand for our services. We need to be able to anticipate these changes and to develop new and enhanced products and services quickly enough for the changing market. This will determine whether we can continue to increase our revenues and number of subscribers and be competitive.

The Loss of Key Personnel Could Weaken Our Technical and Operational Expertise, Delay Our Introduction of New Services or Entry into New Markets and Lower the Quality of Our Service.

  We may not be able to attract, develop, motivate and retain experienced and innovative personnel. There is intense competition for qualified personnel in our business. The loss of the services of key personnel, or the inability to attract additional qualified personnel, could cause us to make less successful strategic decisions, which could hinder the introduction of new services or the entry into new markets. We could also be less prepared for technological or marketing problems, which could reduce our ability to serve our customers and lower the quality of our services. As a result, our financial condition could worsen.

  Our future success depends on the continued employment of our senior management team, particularly Clark E. McLeod, our Chairman and Chief Executive Officer, and Stephen C. Gray, our President and Chief Operating Officer. We do not have term employment agreements with these employees.

Failure to Obtain and Maintain Necessary Permits and Rights-of-Way Could Delay Installation of Our Networks and Interfere with Our Operations.

  To obtain access to rights-of-way needed to install our fiber optic cable, we must reach agreements with state highway authorities, local governments, transit authorities, local telephone companies, other utilities, railroads, long distance carriers and other parties. The failure to obtain or maintain any rights-of-way could delay our planned network expansion, interfere with our operations and harm our business. For example, if we lose access to a right-of-way, we may need to spend significant sums to remove and relocate our facilities.

Government Regulation May Increase Our Cost of Providing Services, Slow Our Expansion into New Markets and Subject Our Services to Additional Competitive Pressures.

  Our facilities and services are subject to federal, state and local regulation. The time and expense of complying with these regulations could slow down our expansion into new markets, increase our costs of providing services and subject them to additional competitive pressures. One of the primary purposes of the Telecommunications Act of 1996 was to open the local telephone services market to competition. While this has presented us with opportunities to enter local telephone markets, it also provides important benefits to the existing local telephone companies, such as the ability, under specified conditions, to provide out-of-region long distance service to customers in their respective regions. In addition, we need to obtain and maintain licenses, permits and other regulatory approvals in connection with some of our services. Any of the following could harm our business:

  . failure to maintain proper federal and state tariffs

  . failure to maintain proper state certifications

  . failure to comply with federal, state or local laws and regulations

  . failure to obtain and maintain required licenses and permits

  . burdensome license or permit requirements to operate in public rights-of-way

  . burdensome or adverse regulatory requirements

Our Management and Principal Stockholders Can Control McLeodUSA and May Have Different Interests Than Those of Other Stockholders.

  As of March 31, 1999, Interstate Energy Corporation, MHC Investment Company, M/C Investors L.L.C., Media/Communications Partners III Limited Partnership, Richard A. Lumpkin and various trusts for the benefit of his family, Clark and Mary McLeod, and our directors and executive officers beneficially owned approximately 54% of our outstanding Class A common stock. These stockholders can collectively control management policy and all corporate actions requiring a stockholder vote, including election of the board of directors. Conflicts of interest may arise between the interests of these stockholders and our other stockholders. For example, the fact that these stockholders hold so much Class A common stock could make it more difficult for a third party to acquire us. You should expect these stockholders to resolve any conflicts in their favor.

Computer Systems May Malfunction and Interrupt Our Services if We and Our Suppliers Do Not Attain Year 2000 Readiness.

  We and our major suppliers of communications services and network elements rely greatly on computer systems and other technological devices. These may not be capable of recognizing January 1, 2000 or subsequent dates. This problem could cause any or all of our systems or services to malfunction or fail.

  We are reviewing our computer systems and programs and other technological devices to determine which are not capable of recognizing the Year 2000 and to verify system readiness for the millennium date. The review covers all of our operations and is centrally managed. This review may not be sufficient, however, to prevent interruptions to our systems and services.

  Some of our critical operations and services depend on other companies. For example, we depend on the existing local telephone companies, primarily the regional Bell operating companies, to provide most of our local and some of our long distance services. To the extent U S WEST, Ameritech or Southwestern Bell fail to address Year 2000 issues which might interfere with their ability to fulfill their obligations to us, it could interfere with our operations. If we, our major vendors, our material service providers or our customers fail to address Year 2000 issues in a timely manner, our business, results of operations and financial condition could be significantly harmed.

Future Sales of Our Class A Common Stock in the Public Market Could Adversely Affect Our Stock Price and Our Ability to Raise Funds in New Stock Offerings.

  Future sales of substantial amounts of our Class A common stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices of our Class A common stock and could impair our ability to raise capital through future offerings of equity securities. Several of our principal stockholders hold a significant portion of our Class A common stock, and a decision by one or more of these stockholders to sell their shares, or the perception that such sales could occur, could adversely affect the market price of our Class A common stock.

  There were 74.4 million shares of our Class A common stock outstanding as of March 31, 1999. There were also options to purchase 15.8 million shares of Class A common stock outstanding as of March 31, 1999. Including the shares offered by this prospectus, Interstate Energy, MHC Investment, M/C Investors, Media/Communications Partners III, Richard A. Lumpkin and various trusts for the benefit of his family, Clark and Mary McLeod, and our directors and executive officers owned approximately 40.2 million shares as of March 31, 1999, all of which were eligible for sale in the public market either in accordance with Rule 144 under the Securities Act of 1933 or otherwise. If all the shares offered by this prospectus are sold in the offering the ownership by these stockholders will be reduced to 31.2 million shares. In addition, we are required to file in May 1999 a registration statement to register for resale by two other stockholders up to approximately 940,000 shares of our Class A common stock.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

  This prospectus and the information incorporated by reference in it include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these sections. All statements regarding our expected financial position and operating results, our business strategy, our financing plans, our future capital requirements, forecasted demographic and economic trends relating to our industry, our ability to complete acquisitions, to realize anticipated cost savings and other benefits from acquisitions and to recover acquisition-related costs, and similar matters are forward-looking statements. These statements are subject to known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from the statements. The forward-looking information is based on various factors and was derived using numerous assumptions. In some cases, you can identify these statements by our use of forward-looking words such as "may," "will," "should," "anticipate," "estimate," "expect," "plan," "believe," "predict," "potential" or "intend." You should be aware that these statements only reflect our predictions. Actual events or results may differ substantially. Important factors that could cause our actual results to be materially different from our expectations include those discussed in this prospectus under the caption "Risk Factors." We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

  The selling stockholders will sell all of the shares offered by this prospectus. We will not receive any of the proceeds from the sale of these shares. We estimate that we will pay approximately $500,000 of the expenses relating to the offering.

                                DIVIDEND POLICY

  We have never declared or paid any cash dividends on our capital stock and do not anticipate paying dividends in the foreseeable future. Restrictions contained in the indentures that govern the terms of our debt prohibit us from paying cash dividends. Future dividends, if any, will be at the discretion of our board of directors and will depend upon, among other things, our operations, capital requirements and surplus, general financial condition, contractual restrictions in financing agreements and such other factors as our board of directors may deem relevant.

                      MARKET PRICE OF CLASS A COMMON STOCK

  We completed the initial public offering of our Class A common stock on June 10, 1996 at a price per share of $20.00. Since that date, our Class A common stock has been quoted on The Nasdaq Stock Market under the symbol "MCLD." The following table sets forth for the periods indicated the high and low sales price per share of our Class A common stock as reported by The Nasdaq Stock Market.

      1996                                                       High     Low
      ----                                                      ------- -------
      Second Quarter (from June 10, 1996)...................... $26.750 $22.250
      Third Quarter............................................  39.500  23.500
      Fourth Quarter...........................................  34.500  25.000
      1997
      ----
      First Quarter............................................  28.750  17.375
      Second Quarter ..........................................  34.250  16.375
      Third Quarter............................................  40.000  28.625
      Fourth Quarter...........................................  41.750  32.000
      1998
      ----
      First Quarter............................................  46.375  30.500
      Second Quarter ..........................................  48.312  38.000
      Third Quarter............................................  40.125  21.375
      Fourth Quarter...........................................  38.500  15.250
      1999
      ----
      First Quarter............................................  44.250  30.375
      Second Quarter (through May 12, 1999)....................  61.875  42.375

  On May 12, 1999, the last reported sale price of our Class A common stock on The Nasdaq Stock Market was $55.75 per share.

                                 CAPITALIZATION

  The following table shows our actual capitalization as of December 31, 1998, and our capitalization on that date as adjusted to reflect the application of the net proceeds of approximately $487.8 million from our issuance of our 8 1/8% senior notes in February 1999 and the Ovation acquisition in March 1999. You should read this table together with our consolidated financial statements and related notes and the other financial data appearing elsewhere, or incorporated by reference, in this prospectus.

                                                          December 31, 1998
                                                        -----------------------
                                                          Actual    As Adjusted
                                                        ----------  -----------
                                                        (audited)   (unaudited)
                                                            (in thousands)
Cash and cash equivalents.............................. $  455,067  $  822,917
Investments in available-for-sale securities...........    136,585     136,585
                                                        ----------  ----------
    Total cash, cash equivalents and investments in
     available-for-sale securities.....................    591,652     959,502
                                                        ==========  ==========
Short-term debt........................................      8,236      30,390
Long-term debt.........................................  1,245,170   1,836,876
                                                        ----------  ----------
Stockholders' equity:
  Class A common stock, $.01 par value, 250,000,000
   shares authorized; 63,679,175 shares issued and
   outstanding, actual; 69,275,792 shares issued and
   outstanding, as adjusted............................        637         693
  Class B common stock, convertible, $.01 par value,
   22,000,000 shares authorized; none issued or
   outstanding.........................................        --          --
  Additional paid-in capital...........................    716,475     905,337
  Accumulated deficit..................................   (252,647)   (252,647)
  Accumulated other comprehensive income...............     (1,659)     (1,659)
                                                        ----------  ----------
    Total stockholders' equity.........................    462,806     651,724
                                                        ----------  ----------
    Total capitalization............................... $1,716,212  $2,518,990
                                                        ==========  ==========

                            PRO FORMA FINANCIAL DATA

  The following unaudited pro forma financial information has been prepared to give effect to:

  . the issuance of $300 million aggregate principal amount of our 8 3/8% senior notes in March 1998

  . the issuance of $300 million aggregate principal amount of our 9 1/2% senior notes in October 1998

  . the issuance of $500 million aggregate principal amount of our 8 1/8% senior notes in February 1999

  .  the Ovation acquisition in March 1999

  The Unaudited Pro Forma Condensed Consolidated Balance Sheet assumes that the Ovation acquisition and the issuance of the 8 1/8% senior notes were consummated on December 31, 1998. The Unaudited Pro Forma Condensed Consolidated Statements of Operations reflects the Ovation acquisition using the purchase method of accounting, and assumes that the Ovation acquisition and the issuance of the 8 3/8% senior notes, the 9 1/2% senior notes and the 8 1/8% senior notes were consummated at the beginning of 1998. The unaudited pro forma financial information is derived from and should be read in conjunction with our consolidated financial statements, Ovation's consolidated financial statements and the related notes thereto incorporated by reference in this prospectus. The pro forma adjustments are based upon available information and assumptions that management believes to be reasonable. Depreciation and amortization were adjusted to include amortization of intangibles acquired in the Ovation acquisition. The acquired intangibles will be amortized over periods ranging from 3 to 30 years. For purposes of this pro forma presentation, the issuance of the 8 3/8% senior notes, the 9 1/2% senior notes and the 8 1/8% senior notes are collectively referred to as the "Notes Offerings."

  The adjustments for the Ovation acquisition reflect the preliminary allocation of the net purchase price of Ovation to the assets of Ovation, including intangible assets, and record the payment of $121.3 million in cash and the issuance of 5,596,617 shares of our Class A common stock valued at $33.76 per share. The value of $33.76 per share represents the average closing price of our Class A common stock on The Nasdaq Stock Market for the eleven trading days beginning five days prior to the date the agreement was announced, January 7, 1999, and ending five days after such announcement. The adjustments include the elimination of the Ovation equity components, including common stock, treasury stock, other capital and retained deficit.

  We have provided this unaudited pro forma financial data for informational purposes only. This data does not necessarily indicate the operating results that would have occurred had the Ovation acquisition been consummated at the beginning of 1998, nor does it necessarily indicate future operating results or financial position.

                    McLeodUSA Incorporated and Subsidiaries
           Unaudited Pro Forma Condensed Consolidated Balance Sheets
                                 (In thousands)
                            As of December 31, 1998

                                                                Pro      Adjustments  Pro Forma
                                                Adjustments    Forma      for the 8   for the 8
                                                  for the     for the    1/8% Senior 1/8% Senior
                                                  Ovation     Ovation       Notes       Notes
                          McLeodUSA   Ovation   Acquisition Acquisition   Offering    Offering
                          ----------  --------  ----------- -----------  ----------- -----------
ASSETS
 Current assets:
 Cash and cash
  equivalents...........  $  455,067  $  1,310   $(121,260) $  335,117    $487,800   $  822,917
 Investment in
  available-for-sale
  securities............     136,585       --          --      136,585         --       136,585
 Other current assets...     201,540    18,400         --      219,940         --       219,940
                          ----------  --------   ---------  ----------    --------   ----------
  Total current assets..     793,192    19,710    (121,260)    691,642     487,800    1,179,442
 Property and equipment,
  net...................     629,746    76,660         --      706,406         --       706,406
 Intangible assets......     402,018    58,881     277,939     738,838         --       738,838
 Other assets...........     100,241       904         --      101,145      12,200      113,345
                          ----------  --------   ---------  ----------    --------   ----------
  Total assets..........  $1,925,197  $156,155   $ 156,679  $2,238,031    $500,000   $2,738,031
                          ==========  ========   =========  ==========    ========   ==========
LIABILITIES AND
 STOCKHOLDERS' EQUITY
 Current liabilities....  $  179,956  $ 22,210   $  10,000  $  212,166    $    --    $  212,166
 Long-term debt, less
  current maturities....   1,245,170    91,706         --    1,336,876     500,000    1,836,876
 Other long-term
  liabilities...........      37,265       --          --       37,265         --        37,265
                          ----------  --------   ---------  ----------    --------   ----------
  Total liabilities.....   1,462,391   113,916      10,000   1,586,307     500,000    2,086,307
                          ----------  --------   ---------  ----------    --------   ----------
 Stockholders' equity:
 Preferred stock........         --          2          (2)        --          --           --
 Common stock...........         637       240        (184)        693         --           693
 Additional paid-in
  capital...............     716,475    49,487     139,375     905,337         --       905,337
 Deferred compensation..         --       (425)        425         --          --           --
 Retained earnings
  (deficit).............    (252,647)   (7,065)      7,065    (252,647)        --      (252,647)
 Accumulated other
  comprehensive income..      (1,659)      --          --       (1,659)        --        (1,659)
                          ----------  --------   ---------  ----------    --------   ----------
  Total stockholders'
   equity...............     462,806    42,239     146,679     651,724         --       651,724
                          ----------  --------   ---------  ----------    --------   ----------
  Total liabilities and
   stockholders'
   equity...............  $1,925,197  $156,155   $ 156,679  $2,238,031    $500,000   $2,738,031
                          ==========  ========   =========  ==========    ========   ==========

                    McLeodUSA Incorporated and Subsidiaries
                         Unaudited Pro Forma Condensed
                     Consolidated Statements of Operations
                  (In thousands, except per share information)

                                          Year Ended December 31, 1998
                          ----------------------------------------------------------------
                                     Adjustments Pro Forma           Adjustments
                                       for the    for the              for the
                                        Notes      Notes               Ovation
                          McLeodUSA   Offerings  Offerings  Ovation  Acquisition   Total
                          ---------  ----------- ---------  -------  ----------- ---------
Operations Statement
 Data:
 Revenue................  $ 604,146   $    --    $ 604,146  $21,035   $    --    $ 625,181
                          ---------   --------   ---------  -------   --------   ---------
 Operating expenses:
 Cost of service........    323,208        --      323,208    6,319        --      329,527
 Selling, general and
  administrative........    260,931        --      260,931   13,489        --      274,420
 Depreciation and
  amortization..........     89,107        --       89,107    5,383     15,230     109,720
 Other..................      5,575        --        5,575      --         --        5,575
                          ---------   --------   ---------  -------   --------   ---------
  Total operating
   expenses.............    678,821        --      678,821   25,191     15,230     719,242
                          ---------   --------   ---------  -------   --------   ---------
 Operating loss.........    (74,675)       --      (74,675) ( 4,156)   (15,230)    (94,061)
 Interest expense, net..    (52,234)   (32,056)    (84,290) ( 1,608)       --      (85,898)
 Other non-operating
  income................      1,997        --        1,997      --         --        1,997
 Income taxes...........        --         --          --       --         --          --
                          ---------   --------   ---------  -------   --------   ---------
 Net loss...............  $(124,912)  $(32,056)  $(156,968) $(5,764)  $(15,230)  $(177,962)
                          =========   ========   =========  =======   ========   =========
 Loss per common share..  $   (1.99)             $   (2.50)                      $   (2.60)
                          =========              =========                       =========
 Weighted average common
  shares outstanding....     62,807                 62,807                          68,404
                          =========              =========                       =========
Other Financial Data:
 EBITDA(1)..............  $  20,007   $    --    $  20,007  $ 1,227   $    --    $  21,234

--------
(1) EBITDA consists of operating loss before depreciation, amortization and other nonrecurring operating expenses. We have included EBITDA data because it is a measure commonly used in the industry. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered an alternative to net income as a measure of performance or to cash flows as a measure of liquidity.

                       PRINCIPAL AND SELLING STOCKHOLDERS

  The following beneficial ownership table shows beneficial ownership of our Class A common stock as of March 31, 1999 by:

  .  our directors and executive officers

  . each person believed by management to be the beneficial owner of more than five percent of our outstanding Class A common stock

  .  each selling stockholder

  Under the Securities Exchange Act, a person will be deemed to be a "beneficial owner" of shares of our Class A common stock if he or she has or shares the power to vote or direct the voting of such shares or the power to dispose or direct the disposition of such shares. A person will also be deemed to be a beneficial owner of shares of our Class A common stock over which that person has the right to acquire beneficial ownership within 60 days. More than one person may be deemed to be a beneficial owner of the same shares of our Class A common stock. The percentage ownership of each stockholder is calculated based on the total number of outstanding shares of our Class A common stock as of March 31, 1999 plus those shares of Class A common stock that such stockholder has the right to acquire within 60 days. Consequently, the denominator for calculating such percentage may be different for each stockholder.

  The table on the following page is based on information supplied by our directors, executive officers and stockholders or contained in the most recent reports on Schedule 13D or Schedule 13G filed by them. Unless otherwise indicated in the footnotes to the table, each of the stockholders listed has sole voting and dispositive power with respect to the shares of our Class A common stock shown as beneficially owned.

  The number of option shares includes shares of our Class A common stock that the individuals named on the following page have the right to acquire within 60 days from March 31, 1999 upon exercise of options.

                                                                                 Beneficial
                                         Beneficial Ownership                     Ownership
                                          Prior to Offering                    After Offering
                                     ----------------------------             -----------------
                                               Number of                      Number of
                                                 Shares                        Shares
                                     Number of Including           Number of  Including
                                      Option     Option             Shares     Option
Name of Beneficial Owner              Shares     Shares   Percent Offered(11)  Shares   Percent
------------------------             --------- ---------- ------- ----------- --------- -------
Interstate Energy
 Corporation(1)(2).................  1,300,688 10,323,288  13.6%     939,692  9,383,596  12.6%
Clark E. McLeod(1)(3)..............    235,623  9,570,285  12.8          --   9,570,285  12.8
MHC Investment Company(1)(4).......     64,624  6,769,240   9.1    6,741,116     28,124    *
Mary E. McLeod(1)(3)...............        --   4,746,471   6.4          --   4,746,471   6.4
Richard A. Lumpkin(1)(5)...........     11,250  5,067,778   6.8          --   4,128,086   5.5
Fidelity Management & Research
 Company(6)........................        --   5,106,800   6.9          --   5,106,800   6.9
Putnam Investments, Inc.(7)........        --   7,646,357  10.3          --   7,646,357  10.3
Media/Communications Partners III
 Limited Partnership(1)(8).........        --   3,728,608   5.0          --   3,728,608   5.0
Stephen C. Gray(9).................    529,072    737,032   1.0      123,000    614,032    *
Blake O. Fisher, Jr................    189,562    222,133     *       30,000    192,133    *
J. Lyle Patrick....................     18,250     18,841     *          --      18,841    *
Arthur L. Christoffersen...........     61,467     61,467     *          --      61,467    *
Timothy T. Devine..................        --     581,950     *          --     581,950    *
Kirk E. Kaalberg...................    117,438    232,831     *       40,000    192,831    *
Stephen K. Brandenburg.............    150,171    151,913     *        5,000    146,913    *
David M. Boatner...................    185,750    187,653     *       20,000    167,653    *
Albert P. Ruffalo..................     22,223     64,916     *       10,000     54,916    *
Dennis L. Erickson.................     13,250     13,835     *        7,500      6,335    *
Steven J. Shirar...................     11,375     11,764     *          --      11,764    *
Michael J. Brown...................     99,171    165,231     *       50,000    115,231    *
Randall Rings......................      5,125      5,408     *          --       5,408    *
Thomas M. Collins..................     77,344    269,618     *       50,000    219,618    *
Robert J. Currey...................     37,500     37,500     *       10,000     27,500    *
Lee Liu............................     27,344     39,544     *       20,000     19,544    *
Paul D. Rhines.....................     77,344    114,920     *        7,000    107,920    *
Rhines Family Limited Partnership..         --     80,000     *        7,000     73,000    *
M.L. Keon 1990 Personal Inc. Trust
 f/b/o Joseph John Keon III (10)...         --     75,037     *       58,631     16,406    *
M.L. Keon 1990 Personal Inc. Trust
 f/b/o Katherine S. Keon (10)......         --     75,037     *       58,631     16,406    *
M.L. Keon 1990 Personal Inc. Trust
 f/b/o Lisa Anne Keon (10).........         --     75,037     *       58,631     16,406    *
M.L. Keon 1990 Personal Inc. Trust
 f/b/o Margaret Lynley Keon (10)...         --     75,037     *       58,631     16,406    *
M.L. Keon 1990 Personal Inc. Trust
 f/b/o Pamela Keon Vitale (10).....         --     75,037     *       58,631     16,406    *
M.L. Keon 1990 Personal Inc. Trust
 f/b/o Susan Tamara Keon DeWyngaert
 (10)..............................         --     75,037     *       58,631     16,406    *
R.A. Lumpkin 1990 Personal Inc.
 Trust f/b/o Benjamin Iverson
 Lumpkin (10) .....................         --    724,601     *      137,037    587,564    *

                                                                             Beneficial
                                  Beneficial Ownership                        Ownership
                                   Prior to Offering                       After Offering
                               ---------------------------                -----------------
                                         Number of                        Number of
                                          Shares                           Shares
                               Number of Including          Number of     Including
                                Option    Option             Shares        Option
Name of Beneficial Owner        Shares    Shares   Percent Offered(11)     Shares   Percent
------------------------       --------- --------- ------- -----------    --------- -------
R.A. Lumpkin 1990
 Personal Inc. Trust
 f/b/o Elizabeth
 Arabella Lumpkin (10)..           --     724,601      *      137,037      587,564     *
M.L. Sparks 1990
 Personal Inc. Trust
 f/b/o Anne Romayne
 Sparks (10) ...........           --     150,224      *       78,308       71,916     *
M.L. Sparks 1990
 Personal Inc. Trust
 f/b/o Barbara Lee
 Sparks (10) ...........           --     150,224      *       78,308       71,916     *
M.L. Sparks 1990
 Personal Inc. Trust
 f/b/o Christina L.
 Sparks (10) ...........           --     150,224      *       78,308       71,916     *
M.L. Sparks 1990
 Personal Inc. Trust
 f/b/o John W. Sparks
 (10) ..................           --     150,224      *       78,308       71,916     *
M.L. Keon 1978 Trust
 (12) ..................           --     506,461      *          600      505,861     *
                                                            ---------
                                                            9,000,000(11)
                                                            =========

--------
 * Less than one percent.
 (1) Richard Anthony Lumpkin, Gail G. Lumpkin, Margaret L. Keon, Mary Lee Sparks and all of their children, along with Steven L. Grissom, David R. Hodgman and BankOne, Texas, N.A., individually, or as trustees or settlors for trusts for the benefit of members of the family of Richard Adamson Lumpkin, MHC Investment Company, Interstate Energy Corporation, Media/Communications Partners III Limited Partnership, M/C Investors L.L.C., Clark E. McLeod and Mary E. McLeod are parties to one or more stockholders' agreements and, accordingly, may constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act. As of March 31, 1999, these stockholders beneficially owned an aggregate of 37,798,143 shares of our Class A common stock, including 1,300,688 shares that Interstate Energy Corporation has the right to acquire upon exercise of options, and 235,623 and 11,250 shares that Messrs. McLeod and Lumpkin, respectively, have the right to purchase upon exercise of options, within 60 days from March 31, 1999, representing an ownership interest of 50.8%. See "Description of Capital Stock--Stockholders' Agreements."

 (2) Includes 1,300,688 shares of Class A common stock that Alliant Energy Investments, Inc., a wholly owned subsidiary of Interstate Energy Corporation, has the right to acquire upon exercise of options; 8,037,908 shares of Class A common stock of which Alliant Energy Investments is the holder of record; 639,692 shares of Class A common stock held of record by Heartland Properties, Inc., a wholly owned subsidiary of Interstate Energy; and 300,000 shares of Class A common stock held of record by the Alliant Energy Foundation, Inc. Interstate Power Company, a wholly owned subsidiary of Interstate Energy Corporation, is the record holder of an additional 45,000 shares of Class A common stock. The address of Interstate Energy Corporation is 222 West Washington Avenue, P.O.
     Box 192, Madison, WI 53701

 (3) Includes 4,746,471 shares of Class A common stock held of record by Mary
     E. McLeod, Mr. McLeod's wife, over which Mr. McLeod has shared voting power and 200,000 shares of Class A common stock held by the McLeod Charitable Foundation for which Mr. McLeod is a director and over which Mr. McLeod has shared voting and dispositive power. Also includes 125,000 shares of Class A common stock held by the Clark E. McLeod Unitary Trust and 125,000 shares of Class A common stock held by the Mary E. McLeod Unitary Trust for which Mr. McLeod is a trustee and over which Mr. McLeod has shared voting and investment power. Mr. McLeod's address is c/o McLeodUSA Incorporated, McLeodUSA Technology Park, 6400 C Street SW, P.O. Box 3177, Cedar Rapids, IA 52406-3177.

 (4) MHC Investment Company is a wholly owned indirect subsidiary of MidAmerican Energy Holdings Company. The address of MHC Investment is c/o MidAmerican Energy Holdings Company, 666 Grand Ave., Des Moines, IA 50309. Includes 42,188 shares of Class A common stock held of record by each of Ronald W.

     Stepien and Russell E. Christiansen, an officer and a retired officer, respectively, of MidAmerican Energy Company and former directors of McLeodUSA. Includes 32,812 shares of Class A common stock that Mr. Stepien and 32,812 shares of Class A common stock that Mr. Christiansen have the right to purchase within 60 days from March 31, 1999 upon exercise of options. MHC Investment Company has the power to direct the disposition of such shares.

 (5) Includes 311,127 shares of Class A common stock held of record by Gail
     G. Lumpkin, Mr. Lumpkin's wife, over which Mr. Lumpkin has shared voting power. Includes 2,245,081 shares of Class A common stock held by various trusts for the benefit of the family of Richard Adamson Lumpkin over which Mr. Lumpkin has shared voting and investment power. Includes 2,500,320 shares of Class A common stock held by various trusts for the benefit of the family of Richard Adamson Lumpkin over which Mr. Lumpkin has shared investment power. Includes 11,250 shares of Class A common stock that Mr. Lumpkin has the right to acquire upon exercise of options. Mr. Lumpkin's address is c/o McLeodUSA Incorporated, McLeodUSA Technology Park, 6400 C Street SW, P.O. Box 3177, Cedar Rapids, IA 52406-3177. The shares to be sold are held in (i) twelve 1990 Personal Income Trusts established by Margaret L. Keon, Mary Lee Sparks and Richard A. Lumpkin, each dated April 20, 1990, as described further in footnote 10 below and (ii) a trust for the benefit of M. L. Keon, dated May 13, 1978, as described further in footnote 12 below.

 (6) Fidelity Management & Research Company is a wholly owned subsidiary of FMR Corp. The address of FMR Corp. is 82 Devonshire Street, Boston,
     MA 02109. The amount of the beneficial ownership was disclosed on a
     Schedule 13G filed by FMR Corp. on February 12, 1999.

 (7) The address of Putnam Investment, Inc. is One Post Office Square, Boston, MA 02109. The amount of the beneficial ownership was disclosed on a
     Schedule 13G filed by Putnam Investment, Inc. on April 9, 1999.

 (8) Excludes shares owned by M/C Investors L.L.C. M/C III L.L.C. is the general partner of Media/Communications Partners III Limited Partnership and controls the voting and dispositive power of the shares of Class A common stock held by it. Pursuant to the limited liability company agreement of M/C III L.L.C., David D. Croll, James F. Wade, Stephen Gormley, John Hayes and Christopher Gaffney together share the voting and dispositive power of the shares of Class A common stock held by Media/Communications Partners III Limited Partnership. The address of Media/Communications Partners III Limited Partnership, M/C III L.L.C. and each of Messrs. Croll, Wade, Gormley, Hayes and Gaffney is 75 State Street, Boston, MA 02109.

 (9) Includes 3,750 shares of Class A common stock held of record by the Stephen Samuel Gray Irrevocable Trust, and 3,750 shares of Class A common stock held of record by the Elizabeth Mary Fletcher Gray Education Trust, of which Mr. Gray is the trustee. Includes 26,250 shares of Class A common stock held of record by Morgan Stanley Dean Witter & Co. for the benefit of Mr. Gray.

(10) David R. Hodgman and Steven L. Grissom are the trustees for each of these trusts. Mr. Lumpkin also shares investment power over each of these trusts.

(11) If the over-allotment option is exercised in full by the underwriters, the following selling stockholders will sell an aggregate of 1,350,000 additional shares of Class A common stock in the stated amounts: MHC Investment Company (28,124), Media/Communications Partners III Limited Partners (544,515), M/C Investors L.L.C. (27,053), Stephen C. Gray (17,000), Blake O. Fisher (20,000), J. Lyle Patrick (10,000), Arthur L. Christoffersen (35,000), Kirk E. Kaalberg (20,000), David M. Boatner (15,000), Michael J. Brown (20,000), Thomas M. Collins (50,000), Rhines Family Limited Partnership (3,000), M. L. Keon 1990 Personal Inc. Trust f/b/o Joseph John Keon III (16,406), M. L. Keon 1990 Personal Inc. Trust f/b/o Katherine S. Keon (16,406), M. L. Keon 1990 Personal Inc. Trust f/b/o Lisa Anne Keon (16,406), M. L. Keon 1990 Personal Inc. Trust f/b/o Margaret Lynley Keon (16,406), M. L. Keon 1990 Personal Inc. Trust f/b/o Pamela Keon Vitale (16,406), M. L. Keon 1990 Personal Inc. Trust f/b/o Susan Tamara Keon DeWyngaert (16,406), R. A. Lumpkin 1990 Personal Inc. Trust f/b/o Benjamin Iverson Lumpkin (81,713), R. A. Lumpkin 1990 Personal Inc. Trust f/b/o Elizabeth Arabella Lumpkin (81,713), M. L. Sparks 1990 Personal Inc. Trust f/b/o Anne Romayne Sparks (46,692), M.
     L. Sparks 1990 Personal Inc. Trust f/b/o Barbara Lee Sparks (46,692), M.
     L. Sparks 1990 Personal Inc. Trust f/b/o Christina Louise Sparks (46,692), M. L. Sparks 1990 Personal Inc. Trust f/b/o John W. Sparks (46,692) and M.L. Keon 1978 Trust (111,678).

(12) Margaret L. Keon is the trustee for this trust.

                          DESCRIPTION OF CAPITAL STOCK

  The following summary description of our capital stock is based on the provisions of our certificate of incorporation and bylaws and the applicable provisions of the Delaware General Corporation Law. For information on how to obtain copies of our certificate of incorporation and bylaws, see "Where You Can Find More Information."

Authorized and Outstanding Capital Stock

  Under our certificate of incorporation, we have authority to issue 274,000,000 shares of capital stock, consisting of 250,000,000 shares of Class A common stock, 22,000,000 shares of Class B common stock and 2,000,000 shares of preferred stock, par value $.01 per share. As of March 31, 1999, 74,440,894 shares of our Class A common stock, no shares of our Class B common stock and no shares of our preferred stock were issued and outstanding.

  The rights of the holders of our Class A common stock and our Class B common stock discussed below are subject to such rights as our board of directors may from time to time confer on holders of our preferred stock that may be issued in the future. Such rights may adversely affect the rights of holders of our Class A common stock or our Class B common stock, or both.

Class A Common Stock

  Voting Rights. Each holder of our Class A common stock is entitled to attend all special and annual meetings of our stockholders and, together with the holders of shares of our Class B common stock and the holders of all other classes of stock entitled to attend and vote at such meetings, to vote upon any matter, including, without limitation, the election of directors, properly considered and acted upon by our stockholders. Holders of our Class A common stock are entitled to one vote per share.

  Liquidation Rights. In the event of any dissolution, liquidation or winding up of McLeodUSA, whether voluntary or involuntary, the holders of our Class A common stock, the holders of our Class B common stock and holders of any class or series of stock entitled to participate with our Class A and Class B common stock, will become entitled to participate in the distribution of any of our assets remaining after we have paid, or provided for payment of, all of our debts and liabilities and after we have paid, or set aside for payment, to the holders of any class of stock having preference over our Class A common stock in the event of dissolution, liquidation or winding up the full preferential amounts, if any, to which they are entitled.

  Dividends. Dividends may be paid on our Class A common stock, our Class B common stock and on any class or series of stock entitled to participate with our Class A and Class B common stock when and as declared by our board of directors.

  No Preemptive or Conversion Rights. The holders of our Class A common stock have no preemptive or subscription rights to purchase additional securities issued by us nor any rights to convert their Class A common stock into other of our securities or to have their shares redeemed by us.

Class B Common Stock

  Voting Rights. Each holder of our Class B common stock is entitled to attend all special and annual meetings of our stockholders and, together with the holders of shares of our Class A common stock and the holders of all other classes of stock entitled to attend and vote at such meetings, to vote upon any matter or thing, including, without limitation, the election of directors, properly considered and acted upon by our stockholders. Holders of our Class B common stock are entitled to .40 vote per share.

  Liquidation Rights. In the event of any dissolution, liquidation or winding up of McLeodUSA, whether voluntary or involuntary, the holders of our Class B common stock, the holders of our Class A common stock and the holders of any class or series of stock entitled to participate with our Class B and Class A common stock, will become entitled to participate in the distribution of any of our assets remaining after we have paid, or provided for payment of, all of our debts and liabilities and after we have paid, or set aside for payment, to the holders of any class of stock having preference over our Class B common stock in the event of dissolution, liquidation or winding up the full preferential amounts, if any, to which they are entitled.

  Dividends. Dividends may be paid on our Class B common stock, our Class A common stock and on any class or series of stock entitled to participate with our Class B and Class A common stock when and as declared by our board of directors.

  Conversion into Our Class A Common Stock; No Other Preemptive or Conversion Rights. The shares of our Class B common stock may be converted at any time at the option of the holder into fully paid and nonassessable shares of our Class A common stock at the rate of one share of our Class A common stock for each share of Class B common stock, as adjusted for any stock split. Except for this conversion right, the holders of our Class B common stock have no preemptive or subscription rights to purchase additional securities issued by us nor any rights to convert their Class B common stock into other of our securities or to have their shares redeemed by us.

Preferred Stock

  Our certificate of incorporation authorizes our board of directors, from time to time and without further stockholder action, to provide for the issuance of up to 2,000,000 shares of our preferred stock, in one or more series, and to fix the relative rights and preferences of the shares, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of the date hereof, our board of directors has not provided for the issuance of any series of such preferred stock and there are no agreements or understandings for the issuance of any such preferred stock. Because of its broad discretion with respect to the creation and issuance of preferred stock without stockholder approval, our board of directors could adversely affect the voting power of the holders of our Class A common stock and, by issuing shares of our preferred stock with preferential voting, conversion and/or redemption rights, could discourage any attempt to obtain control of us.

Certain Charter and Statutory Provisions

  Classified Board. Our certificate of incorporation provides for the division of our board of directors into three classes of directors, serving staggered three-year terms. Our certificate of incorporation further provides that the approval of the holders of at least two-thirds of the shares entitled to vote thereon and the approval of a majority of our entire board of directors are necessary for the alteration, amendment or repeal of certain sections of our certificate of incorporation relating to the election and classification of our board of directors, limitation of director liability, indemnification and the vote requirements for such amendments to our certificate of incorporation. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of us.

  Certain Statutory Provisions. We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, this statute prohibits a publicly held Delaware corporation like us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless

  . prior to such date, the corporation's board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder,

  . upon consummation of the transaction that resulted in such person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by certain directors or certain employee stock plans, or

  . on or after the date the stockholder became an interested stockholder, the business combination is approved by the corporation's board of directors and authorized by the affirmative vote, and not by written consent, of at least two-thirds of the outstanding voting stock of the corporation excluding that stock owned by the interested stockholder.

  A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person, other than the corporation and any direct or indirect wholly owned subsidiary of the corporation, who together with affiliates and associates, owns or, as an affiliate or associate, within three years prior, did own 15% or more of the corporation's outstanding voting stock.

  Section 203 expressly exempts from the requirements described above any business combination by a corporation with an interested stockholder who became an interested stockholder at a time when the section did not apply to the corporation. As permitted by the Delaware General Corporation Law, our original certificate of incorporation provided that it would not be governed by Section
203. Several of our stockholders, including Clark E. and Mary E. McLeod, Interstate Energy and MHC Investment, became interested stockholders within the meaning of Section 203 while that certificate of incorporation was in effect. Accordingly, future transactions between us and any of these stockholders will not be subject to the requirements of Section 203.

  Our certificate of incorporation empowers our board of directors to redeem any of our outstanding capital stock at a price determined by our board of directors, which price will be at least equal to the lesser of

  . fair market value, as determined in accordance with our certificate of incorporation, or

  . in the case of a "Disqualified Holder," such holder's purchase price, if the stock was purchased within one year of such redemption,

to the extent necessary to prevent the loss or secure the reinstatement of any license, operating authority or franchise from any governmental agency. A "Disqualified Holder" is any holder of shares of our capital stock whose holding of such stock may result in the loss of, or failure to secure the reinstatement of, any license or franchise from any governmental agency held by us or any of our subsidiaries to conduct any portion of our business or the business of any of our subsidiaries. Under the Telecommunications Act of 1996, non-U.S. citizens or their representatives, foreign governments or their representatives, or corporations organized under the laws of a foreign country may not own, in the aggregate, more than 20% of a common carrier licensee or more than 25% of the parent of a common carrier licensee if the FCC determines that the public interest would be served by prohibiting such ownership. Additionally, the FCC's rules may under some conditions limit the size of investments by foreign telecommunications carriers in U.S. international carriers.

Limitation of Liability and Indemnification

  Limitations of Director Liability. Section 102(b)(7) of the Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. Although Section 102(b)(7) does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of our directors to us or our stockholders to the full extent permitted by Section 102(b)(7). Specifically, our directors are not personally liable for monetary damages to us or our stockholders for breach of the director's fiduciary duty as a director, except for liability for:

  . any breach of the director's duty of loyalty to us or our stockholders

  . acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law

  . unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law

  . any transaction from which the director derived an improper personal benefit

  Indemnification. To the maximum extent permitted by law, our bylaws provide for mandatory indemnification of our directors and officers against any expense, liability or loss to which they may become subject, or which they may incur as a result of being or having been a director or officer of McLeodUSA. In addition, we must advance or reimburse directors and officers for expenses incurred by them in connection with indemnifiable claims. We also maintain directors' and officers' liability insurance.

Transfer Agent and Registrar

  The transfer agent and registrar for our Class A common stock is Norwest Bank Minnesota, N.A.

Stockholders' Agreements

  On November 18, 1998, we entered into a stockholders' agreement (the "Stockholders' Agreement") with several of our significant stockholders consisting of IES Investments Inc. ( a subsidiary of Interstate Energy), Clark
E. and Mary E. McLeod, and Richard A. and Gail G. Lumpkin and several other parties related to the Lumpkins.

  The Stockholders' Agreement provides, among other things, that:

  . until December 31, 2001, the parties will not sell any of our equity securities without receiving the prior written consent of our board of directors, except for transfers specifically permitted by the Stockholders' Agreement

  . our board of directors will determine on a quarterly basis starting with the quarter ending December 31, 1998 and ending on December 31, 2001, the aggregate number, if any, of shares of our Class A common stock, not to exceed in the aggregate 150,000 shares per quarter, that the parties may sell during designated trading periods following the release of our quarterly or annual financial results

  . to the extent our board of directors grants registration rights to a party to the agreement in connection with a sale of our securities by such party, it will grant similar registration rights to the other parties

  . our board of directors will determine on an annual basis commencing with the year ending December 31, 1999 and ending on December 31, 2001 (each such year, an "Annual Period"), the aggregate number, if any, of shares of our Class A common stock, not to exceed in the aggregate on an annual basis a number of shares equal to 15% of the total number of shares of Class A common stock beneficially owned by the parties as of December 31, 1998 (the "Registrable Amount"), to be registered by us under the Securities Act for sale by the parties

  . in any underwritten offering of shares of Class A common stock by us, other than an offering on a registration statement on Form S-4 or Form S-8 or any other form which would not permit the inclusion of shares of our Class A common stock owned by the parties, we will undertake to register the shares of our Class A common stock of such parties up to the Registrable Amount, if any, as determined by our board of directors

  . we may subsequently determine not to register any shares of the parties under the Securities Act and may either not file a registration statement or otherwise withdraw or abandon a registration statement previously filed

  The Stockholders' Agreement terminates on December 31, 2001. If during any Annual Period we have not provided a party a reasonable opportunity to sell an aggregate number of shares of Class A common stock equal to not less than 15% of the total number of shares of Class A common stock beneficially owned by such party as of December 31, 1998, then such party may terminate the Stockholders' Agreement as it applies to such party.

  Under the Stockholders' Agreement, each party also agreed, until such party owns less than 4 million shares of Class A common stock or until December 31, 2001, whichever occurs first, to vote such party's shares and take all action within its power to:

  . establish the size of our board of directors at up to 11 directors

  . cause to be elected to our board of directors one director designated by Interstate Energy for so long as IES Investments owns at least 4 million shares of Class A common stock

  . cause to be elected to our board of directors three directors who are executive officers of McLeodUSA designated by Clark McLeod for so long as Clark and Mary McLeod collectively own at least 4 million shares of Class A common stock

  . cause Richard Lumpkin to be elected to our board of directors for so long as the former stockholders of Consolidated Communications, Inc. who are a party to the agreement collectively own at least 4 million shares of Class A common stock

  . cause to be elected to our board of directors up to six non-employee directors nominated by our board

  On January 7, 1999, in connection with the Ovation acquisition, M/C Investors L.L.C. and Media/Communications Partners III Limited Partnership (collectively, "M/C") entered into a separate stockholders' agreement (the "Ovation Stockholders' Agreement") with the parties to the Stockholders' Agreement.

  The Ovation Stockholders' Agreement provides that, until December 31, 2001, M/C will not sell any of our equity securities without receiving the prior written consent of our board of directors. The Ovation Stockholders' Agreement also contains various provisions intended to insure that M/C is treated on a basis similar to the parties to the Stockholders' Agreement in connection with permitted sales of our securities under the Stockholders' Agreement generally starting December 31, 1999. In addition, for so long as M/C owns at least 2.5 million shares of our Class A common stock, M/C has agreed to vote its shares in accordance with the voting agreement contained in the Stockholders' Agreement and the other partries have agreed to vote their shares to cause to be elected to our board of directors one director designated by M/C.

  The Ovation Stockholders' Agreement terminates on December 31, 2001. In addition, if (1) during each of the years ending December 31, 2000 and December 31, 2001, we have not provided M/C a reasonable opportunity to register under the Securities Act for sale an aggregate number of shares of our Class A common stock equal to not less than 15% of the total number of shares of Class A common stock beneficially owned by M/C as of March 31, 1999, or (2) after January 1, 2000, the Stockholders' Agreement has been terminated by all parties to such agreement, then M/C may terminate the Ovation Stockholders' Agreement. The Ovation Stockholders' Agreement will be terminated with respect to all parties other than M/C and us at such time as the Stockholders' Agreement is terminated.

                                  UNDERWRITING

  Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter has severally agreed to purchase from the selling stockholders, and the selling stockholders have agreed to sell to the underwriters, the number of shares of Class A common stock shown opposite its name below. The obligations of the several underwriters to purchase these shares are subject to terms and conditions contained in the underwriting agreement.

                                                                       Number of
      Underwriters                                                      Shares
      ------------                                                     ---------
      Salomon Smith Barney Inc. ...................................... 3,600,000
      Credit Suisse First Boston Corporation ......................... 3,600,000
      Merrill Lynch, Pierce, Fenner & Smith
               Incorporated........................................... 1,800,000
                                                                       ---------
        Total ........................................................ 9,000,000
                                                                       =========

  In the underwriting agreement, the underwriters have severally agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Class A common stock offered hereby (other than those subject to the over-allotment option described below), if any such shares are purchased. In the event of a default by any underwriter, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

  The underwriters, for whom Salomon Smith Barney Inc., Credit Suisse First Boston Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, propose initially to offer the shares of Class A common stock to the public at the public offering price set forth on the cover page of this prospectus, and to some dealers at such price less a concession not in excess of $1.17 per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to other dealers. After the public offering, the public offering price and such concessions may be changed.

  The selling stockholders have granted the underwriters an option, exercisable within 30 days of the date of this prospectus, to purchase up to 1,350,000 additional shares of our Class A common stock to cover over-allotments, if any, at the public offering price set forth on the cover page of this prospectus. To the extent that the underwriters exercise such option, in whole or in part, each underwriter will have a firm commitment, subject to several conditions, to purchase the same proportion of the option shares as the number of shares of Class A common stock purchased by such underwriter in the above table bears to the total number of shares of Class A common stock purchased by all of the underwriters in the table above.

  The following table shows the per share and total public offering price, the underwriting discount to be paid to the underwriters, and the proceeds before expenses to the selling stockholders. The totals are presented assuming either no exercise or full exercise by the underwriters of the over-allotment option.

                                                                Total
                                                      -------------------------
                                                Per                    Full
                                               Share  No Exercise    Exercise
                                              ------- ------------ ------------
      Public offering price ................. $55.625 $500,625,000 $575,718,750
      Underwriting discount ................. $ 1.947 $ 17,523,000 $ 20,151,450
      Proceeds to selling stockholders ...... $53.678 $483,102,000 $555,567,300

  In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of our Class A common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of our Class A common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of our Class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of bids or purchases of our Class A common stock made for the purpose of preventing or retarding a decline in the market price of our Class A common stock while the offering is in progress.

  The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters, in covering syndicate short positions or making stabilizing purchases, repurchase shares originally sold by that syndicate member.

  Any of these activities may cause the price of our Class A common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on The Nasdaq Stock Market or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

  In addition, in connection with this offering, the underwriters (and selling group members) may engage in passive market making transactions in our Class A common stock on The Nasdaq Stock Market prior to the pricing and completion of the offering. Passive market making consists of displaying bids on The Nasdaq Stock Market no higher than the bid prices of independent market makers and making purchases at no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in our Class A common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our Class A common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

  McLeodUSA and the selling stockholders estimate that their respective portions of the total expenses of this offering will be $500,000 and $300,000.

  Salomon Smith Barney Inc. has performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. It may, from time to time, engage in transactions with and perform services for us in the ordinary course of its business.

  The underwriting agreement provides that McLeodUSA and the selling stockholders will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the underwriters may be required to make in respect of such liabilities.

  McLeodUSA, our directors and officers, the selling stockholders and several other stockholders have each agreed with the underwriters that they will not offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce an offering of any shares of our Class A common stock or any securities convertible into, or exchangeable for, shares of Class A common stock for a period of 90 days from the date of this prospectus, without the prior written consent of Salomon Smith Barney Inc., except:
 . in the case of McLeodUSA, any such transactions in connection with acquisitions, employee benefit or option plans, or upon conversion of outstanding securities
 . in the case of our directors, officers and stockholders, dispositions of shares of our Class A common stock as bona fide gifts or pledges where the recipients of such gifts or the pledgees, as the case may be, agree in writing with the underwriters to be bound by these same restrictions



In addition, Clark E. McLeod, Mary E. McLeod, Interstate Energy, M/C, and Richard A. Lumpkin and Gail G. Lumpkin and several other parties related to the Lumpkins have agreed not to sell or otherwise dispose of any of our equity securities without the consent of the board of directors of McLeodUSA. See "Description of Capital Stock--Stockholders' Agreement."

                                 LEGAL MATTERS

  The validity of our Class A common stock offered hereby is being passed upon for McLeodUSA by Hogan & Hartson L.L.P., Washington, D.C., special counsel for McLeodUSA. Certain legal matters relating to this offering are being passed upon for the underwriters by Mayer, Brown & Platt, Chicago, Illinois.

                                    EXPERTS

  The consolidated financial statements and schedule of McLeodUSA and subsidiaries as of December 31, 1998 and 1997, and for each of the three years ended December 31, 1998, incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

  The consolidated financial statements of Ovation Communications, Inc. as of December 31, 1998 and 1997 and for the period from March 27, 1997 (inception) to December 31, 1997 and the year ended December 31, 1998 incorporated by reference in this registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report, and are incorporated by reference herein in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

  We have filed a registration statement of which this prospectus forms a part. The registration statement, including the attached exhibits and schedules, contain additional relevant information about our Class A common stock. The rules and regulations of the SEC allow us to omit some of the information included in the registration statement from this prospectus.

  In addition, we have filed reports, proxy statements and other information with the SEC under the Securities Exchange Act. You may read and copy any of this information at the following locations of the SEC:

  Public Reference Room     New York Regional Office   Chicago Regional Office
  450 Fifth Street, N.W.      7 World Trade Center         Citicorp Center
        Room 1024                  Suite 1300          500 West Madison Street
  Washington, D.C. 20549    New York, New York 10048         Suite 1400
                                                      Chicago, Illinois 60661-
                                                                2511

  You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330.

  The SEC also maintains an Internet web site that contains reports, proxy statements and other information regarding issuers, like McLeodUSA, that file electronically with the SEC. The address of that site is http://www.sec.gov. The SEC file number for our documents filed under the Securities Exchange Act is 0-20763.

  The SEC allows us to "incorporate by reference" information into this prospectus. This means we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, except for any such information that is superseded by information included directly in this document.

  This prospectus incorporates by reference the documents listed below that we have previously filed or will file with the SEC. They contain important information about us and our financial condition.

  . Our Annual Report on Form 10-K for our fiscal year ended December 31,
    1998, filed on March 24, 1999, as amended by Form 10-K/A filed on April 22, 1999

  . Our Current Reports on Form 8-K filed on April 15, 1999, April 16, 1999 and May 5, 1999

  . All documents filed with the SEC by us under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act after the date of this prospectus and before the offering is terminated, are considered to be a part of this prospectus, effective the date such documents are filed

  . The description of our Class A common stock set forth in our registration statement filed under Section 12 of the Securities Exchange Act on Form 8-A on May 24, 1996, including any amendment or report filed with the SEC for the purpose of updating such description

  . The consolidated financial statements of Ovation Communications, Inc. and subsidiaries appearing on pages F-1 through F-17 of our definitive prospectus dated March 24, 1999 and filed with the SEC on March 26, 1999 pursuant to Rule 424(b) under the Securities Act as part of our Registration Statement on Form S-4 (Registration No. 333-71811).

  In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

  You can obtain any of the documents listed above from the SEC, through the SEC's Web site at the address described above, or directly from us, by requesting them in writing or by telephone at the following address:

                            McLeodUSA Incorporated
                          McLeodUSA Technology Park
                          6400 C Street SW, P.O. Box
                       3177 Cedar Rapids, IA 52406-3177
                            Attn: General Counsel
                           Telephone (319) 364-0000

  We will provide a copy of any of these documents without charge, excluding any exhibits unless the exhibit is specifically listed as an exhibit to the registration statement of which this prospectus forms a part. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means, within two business days after we receive your request.

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                                9,000,000 Shares

                             McLeodUSA Incorporated

                              Class A Common Stock

                        [LOGO OF McLEODUSA APPEARS HERE]

                                   --------

                              P R O S P E C T U S

                                  May 12, 1999

                                   --------

                              Salomon Smith Barney

                           Credit Suisse First Boston

                              Merrill Lynch & Co.

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